UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

ASE Technology Holding Co., Ltd.
(Exact name of the registrant as specified in its charter)

Taiwan, Republic of China	001-16125
(State or other jurisdiction of incorporation)	(Commission file number)
26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, Taiwan, Republic of China
(Address of principal executive offices)	(Zip code)
Joseph Tung, +886-2-6636-5678

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 — Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

Our Form SD and our Conflict Minerals Report for the year ended December 31, 2024 filed as Exhibit 1.01 to this Form SD are available at
https://www.aseglobal.com/csr/responsible-procurement/conflict-minerals-compliance

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024

* * * * *

SIGNATURE

ASE Technology Holding Co., Ltd.

By:	/s/ Jason C.S. Chang Jason C.S. Chang Principal Executive Officer	Date: May 29, 2025

EXHIBIT INDEX

Exhibit Number	Description
1.01	Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024